UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission file number 1-13429

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Hourly Employees

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

REQUIRED INFORMATION

Item 1.	Not Applicable
Item 2.	Not Applicable
Item 3.	Not Applicable
Item 4.
In lieu of the requirements of Items 1-3 above, plan financial statements and any applicable schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Simpson Manufacturing Co., Inc. 401(k)
Profit Sharing Plan for Hourly Employees
(Name of Plan)

Date	June 27, 2016		/s/ Brian Magstadt
		Name:	Brian Magstadt
		Title:	Member, Simpson Manufacturing Co., Inc.
Retirement Plan Committee

Exhibit Number	Description

23*	Consent of Armanino LLP
99.1*	Financial statements for the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Hourly Employees for the fiscal year ended December 31, 2015

* Filed herewith